UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                         -------------------------------



                                    FORM 11-K

(Mark One)
[ X ]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934 FOR THE PLAN YEAR ENDED
         DECEMBER 31, 1997 (NO FEE REQUIRED)

[   ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934


                        Commission File Number -- 0-20490

                         -------------------------------
A. Full title of the plan and address of the plan, if different from that of the issuer name below:

     The Carbide/Graphite Group, Inc. Savings Investment Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

     The Carbide/Graphite Group, Inc.
     One Gateway Center, 19th Floor
     Pittsburgh, PA 15222

                        THE CARBIDE/GRAPHITE GROUP, INC.
                             SAVINGS INVESTMENT PLAN
            INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES


                                                                          Pages
Report of Independent Accountants....................................         2
Financial Statements:
  Statement of Net Assets Available for Plan Benefits
     with Fund Information as of December 31, 1997 ..................         3
  Statement of Net Assets Available for Plan Benefits
     with Fund Information as of December 31, 1996 ..................         4
  Statement of Changes in Net Assets Available for Plan Benefits
     with Fund Information for the year ended December 31, 1997......         5
  Notes to Financial Statements......................................     6 - 9

Supplemental Schedules:
  Item 27a - Schedule of Assets Held for Investment Purposes
     as of December 31, 1997.........................................        10
  Item 27d - Schedule of Reportable Transactions
     for the year ended December 31, 1997............................        11

                       REPORT OF INDEPENDENT ACCOUNTANTS

     To the Board of Directors of the Carbide/Graphite Group Inc.:

     We have audited the accompanying statements of net assets available for benefits of the Carbide/Graphite Group Inc., Savings Investment Plan as of December 31, 1997 and 1996 and the related statements of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Carbide/Graphite Group Inc., Savings Investment Plan as of December 31, 1997 and 1996 and the changes in net assets available for benefits for the year then ended, in conformity with generally accepted accounting principles.

     Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes and the supplemental schedule of reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedule and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                             /s/ Coopers & Lybrand L.L.P.


Pittsburgh, Pennsylvania
June 19, 1998

                        THE CARBIDE/GRAPHITE GROUP, INC.
                             SAVINGS INVESTMENT PLAN
               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                              WITH FUND INFORMATION
                                December 31, 1997



                                                          George       Putnam
                                                          Putnam        Fund                                Putnam
                                Guaranteed                 Fund         For       Putnam        Putnam       New
                                  Income      Loan          Of        Growth &    Income       Voyager   Opportunities
                                   Fund       Fund        Boston       Income      Fund          Fund        Fund
                              ------------------------------------------------------------------------------------------


Investments, at value (Note 3) $10,000,929  $2,178,463   $3,049,763  $10,193,612  $2,313,607  $5,891,144  $7,502,099
                              ------------------------------------------------------------------------------------------
Net assets available for
  benefits                     $10,000,929  $2,178,463   $3,049,763  $10,193,612  $2,313,607  $5,891,144  $7,502,099
                              ==========================================================================================


                                              Carbide/
                                  Putnam      Graphite
                               International   Common
                                  Growth        Stock
                                   Fund         Fund          Total
                              ----------------------------------------


Investments, at value (Note 3) $1,992,477    $3,623,838   $46,745,932
                              ----------------------------------------
Net assets available for
  benefits                     $1,992,477    $3,623,838   $46,745,932
                              ========================================








    The accompanying notes are an integral part of the financial statements.

                        THE CARBIDE/GRAPHITE GROUP, INC.
                             SAVINGS INVESTMENT PLAN
               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                              WITH FUND INFORMATION
                                December 31, 1996



                                                          George       Putnam
                                                          Putnam        Fund                                Putnam
                                Guaranteed                 Fund         For       Putnam        Putnam       New
                                  Income      Loan          Of        Growth &    Income       Voyager   Opportunities
                                   Fund       Fund        Boston       Income      Fund          Fund        Fund
                              ------------------------------------------------------------------------------------------

Investments, at value (Note 3) $9,520,705  $1,889,150   $ 2,626,242  $8,625,760 $2,746,749   $4,894,682   $5,849,858
                              ------------------------------------------------------------------------------------------
Net assets available for
  benefits                     $9,520,705  $1,889,150   $ 2,626,242  $8,625,760 $2,746,749   $4,894,682   $5,849,858
                              ==========================================================================================




                                              Carbide/
                                  Putnam      Graphite
                               International   Common
                                  Growth        Stock
                                   Fund         Fund          Total
                              ----------------------------------------
Investments, at value (Note 3)  $1,369,979    $814,077    $38,337,202
                              ----------------------------------------
Net assets available for
  benefits                      $1,369,979    $814,077    $38,337,202
                              ========================================




    The accompanying notes are an integral part of the financial statements.

                        THE CARBIDE/GRAPHITE GROUP, INC.
                      SAVINGS INVESTMENT PLAN STATEMENT OF
               CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                             WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                                                  George       Putnam
                                                                  Putnam        Fund                                  Putnam
                                        Guaranteed                 Fund         For         Putnam       Putnam        New
                                          Income      Loan          Of        Growth &      Income      Voyager    Opportunities
                                           Fund       Fund        Boston       Income        Fund         Fund         Fund
                                      ------------------------------------------------------------------------------------------

ADDITIONS:

 Interest and dividend income           $ 687,642    $174,345     $288,049   $1,312,794     $158,130    $350,113      $165,074

 Net appreciation (depreciation)
    in fair value of investments           -             -         255,396      533,812       25,871     768,275     1,113,834

 Employer Contributions                   296,991        -         137,338      419,386       90,875     354,831       457,904

 Employee Contributions                   226,196        -         137,898      430,559       84,313     358,523       474,210
                                     --------------------------------------------------------------------------------------------
   Total additions                      1,210,829     174,345      818,681    2,696,551      359,189   1,831,742     2,211,022
                                     --------------------------------------------------------------------------------------------

 DEDUCTIONS:

 Withdrawals                           (1,520,869)    (25,234)    (138,952)    (478,229)    (134,203)   (120,684)     (110,616)
                                     --------------------------------------------------------------------------------------------
   Total deductions                    (1,520,869)    (25,234)    (138,952)    (478,229)    (134,203)   (120,684)     (110,616)
                                     --------------------------------------------------------------------------------------------

 Transfer for loans, net of                39,721     140,202        2,653      (53,764)     (33,405)    (34,763)      (25,790)
   repayments
 Inter-fund transfers                     750,543        -        (258,861)    (596,706)    (624,723)   (679,833)     (422,375)
                                     --------------------------------------------------------------------------------------------
   Net change in fund balance             480,224     289,313      423,521    1,567,852     (433,142)    996,462     1,652,241

   Net assets available for
      benefits, beginning
      of plan year                      9,520,705   1,889,150    2,626,242    8,625,760    2,746,749   4,894,682     5,849,858
                                     --------------------------------------------------------------------------------------------
   Net assets available for
      benefits, end of plan year      $10,000,929  $2,178,463   $3,049,763  $10,193,612   $2,313,607  $5,891,144    $7,502,099
                                     ============================================================================================

                                                      Carbide/
                                          Putnam      Graphite
                                       International   Common
                                          Growth        Stock
                                           Fund         Fund          Total
                                      ----------------------------------------
ADDITIONS:

 Interest and dividend income           $118,965          -        $3,255,112

 Net appreciation (depreciation)
    in fair value of investments         120,987    $1,075,914      3,894,089

 Employer Contributions                  109,894        90,021      1,957,240

 Employee Contributions                  119,361       100,386      1,931,446
                                     -----------------------------------------
   Total additions                       469,207     1,266,321     11,037,887
                                     -----------------------------------------

 DEDUCTIONS:

 Withdrawals                             (95,068)       (5,302)    (2,629,157)
                                     ------------------------------------------
   Total deductions
                                         (95,068)       (5,302)    (2,629,157)
                                     ------------------------------------------

 Transfer for loans, net of               (1,518)      (33,336)           -
    repayments
 Inter-fund transfers                    249,877     1,582,078            -
                                     ------------------------------------------
   Net change in fund balance            622,498     2,809,761      8,408,730

   Net assets available for
      benefits, beginning
      of plan year                     1,369,979       814,077     38,337,202
                                     ------------------------------------------
   Net assets available for
      benefits, end of plan year      $1,992,477    $3,623,838    $46,745,932
                                     ==========================================


     The accompanying notes are an integral part of the financial statements

                        THE CARBIDE/GRAPHITE GROUP, INC.
                             SAVINGS INVESTMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS

1.   Description of Plan and Benefits

     The Carbide/Graphite Group, Inc. Savings Investment Plan (the Plan), established as of August 1, 1988, is a defined contribution plan covering eligible salaried employees of Carbide/Graphite Group, Inc., following the third monthly anniversary of their employment date. The Plan is administered by the Pension Committee which consists of three members who are appointed by The Carbide/Graphite Group, Inc.'s (the Company) Board of Directors. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

     Generally, the Plan provides that employees may make regular contributions of 2% to 16% of their salaries on a before-tax, after-tax or combined basis, subject to limitations specified in the Internal Revenue Code. Employees direct that their contributions be invested in the funds offered by the Plan. Contributions may be invested entirely in one fund or allocated between the funds, subject to allocation limitations set forth in the Plan. Changes in allocation of future contributions and transfers of presently invested contributions between funds are permitted pursuant to the Plan provisions. Such changes and transfers are executed by plan participants through on-line record keeping functions provided by Putnam Investments.

     The Company contributes to the Plan at the rate of 50% of the employees' contributions, up to 6% of the employees' salary. Company profit-sharing contributions made on behalf of each participant who is an employee during the fiscal year shall be based on the individual's pay rate as of July 31 of such fiscal year. Additional employer contributions may be made at the discretion of the Board of Directors based on the Company's current year financial performance. In no event, however, shall such contributions for any year exceed the maximum amount deductible under the provisions of the Internal Revenue Code.

     Income on employee contributions and employer contributions is allocated to participants' employee and employer accounts based on the relationship of each participant's account to the total of all participants' accounts. Participants are fully vested in the value of their contributions and related investment income at all times. They become fully vested in their allocated share of employer contributions and related investment income after four years of service. Employer contributions forfeited by participants not vested at their termination date will be used to reduce future Company contributions.

     Withdrawals from the Plan are permitted under the various options as more fully described in the Plan document.

                        THE CARBIDE/GRAPHITE GROUP, INC.
                             SAVINGS INVESTMENT PLAN
                    NOTES TO FINANCIAL STATEMENTS--Continued

     Reference should be made to the Plan document for additional information concerning contributions, eligibility, allocation of income, withdrawals, vesting and other important features of the Plan. Although there is not a present intent to do so, the Company has reserved the right to terminate or partially terminate the Plan and, upon termination, all participants will become fully vested in any funds which have been allocated to them.


2.   Summary of Significant Accounting Policies

     The financial statements of the Plan have been prepared in conformity with generally accepted accounting principles. The following are the significant accounting policies followed by the Plan:

     Use of Estimates

     The preparation of the Plan's financial statements in conformity with generally accepted accounting principles requires the plan administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period, and, when applicable, the disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.


     Risks and Uncertainties

     The Plan provides for various investment options in any combination of mutual funds and other investment securities. These investments are exposed to various risks, such as interest rate, market and credit risk. It is at least reasonably possible that changes in risks, in the near term would materially affect participant account balances and the amounts reported in the statement of net assets available for plan benefits during the reporting period.


     Investment Valuation

     Investments in guaranteed investment contracts in the Guaranteed Income Fund are stated at contract value, which approximates fair value. Contract value represents contributions made under the Plan, plus interest income, less benefits paid to participants. The crediting interest rates on outstanding contracts as of December 31, 1997 and 1996 ranged from 6.95% to 7.00%, respectively. The average yield on outstanding contracts during the years ended December 31, 1997 and 1996 was approximately 6.95% and 6.97%, respectively. Other investments in the Guaranteed Income Fund are stated at cost, which approximates market value.

     Investments in the George Putnam Fund of Boston, Putnam Fund for Growth and Income, Putnam Income Fund, Putnam Voyager Fund, Putnam New Opportunities Fund, Putnam International Growth Fund, and Carbide/Graphite Common Stock Fund are valued based on the market values of the underlying investments in these funds. The net appreciation (depreciation) in fair value of investments represents the net realized and unrealized gain or loss in the underlying investments of these Funds.

     Participant loans included in the Loan Fund are stated at net realizable value (total borrowings less repaid principal).

     Accrued interest and dividends due each fund are reflected as a component of investments, at value in the statement of net assets available for plan benefits with fund information as of December 31, 1997 and 1996.

                        THE CARBIDE/GRAPHITE GROUP, INC.
                             SAVINGS INVESTMENT PLAN
                    NOTES TO FINANCIAL STATEMENTS--Continued



     The gain or loss on the sale of investments is based on the actual cost of the particular securities.


     Net Appreciation in Fair Value of Investments

     The Plan presents in the statement of changes in net assets available for plan benefits the net appreciation (depreciation) in the fair value of investments, which consists of realized gains and losses from sales of investments, and, in accordance with the policy of stating investments at fair value, the unrealized appreciation (depreciation) on the fair value of its investments.

     In the normal course of business, the Plan enters into financial instrument transactions. Market risk arises from the possibility that market changes, including interest rate movements, may make financial instruments less valuable. Credit risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of a contract. The Plan has control procedures regarding the transactions with specific counterparties, the manner in which transactions are settled and the ongoing assessment of counterparty creditworthiness. The Plan's exposure to accounting loss in the event of nonperformance of the other party to the financial instrument is represented by the amounts recorded on the statement of net assets available for benefits.


     Administrative Expenses

     Administrative expenses of the Plan, including trustee, legal, and audit fees, are paid by the Company and, as such, are not expenses of the Plan.


3.   Investments

     The following is a brief description of the types of investments held by the fund as of December 31, 1997:


     George Putnam Fund of        Invests in a diversified portfolio
       Boston                       of stocks and bonds.

     Putnam Fund for Growth       Invests in a diversified portfolio of stocks
       and Income                   and fixed income securities.

     Putnam Income Fund           Invests in government obligations and
                                    corporate debt securities.

     Putnam Voyager Fund          Invests in government obligations and
                                    corporate debt securities.

     Putnam New Opportunities     Invests in common stocks of companies within
       Fund                         certain emerging industry groups.

     Putnam International         Invests in securities of companies located
       Growth Fund                  outside the United States and North America.

     Carbide/Graphite Common      Invests in shares of The Carbide/Graphite
       Stock Fund                   Group, Inc. company stock.

     Guaranteed Income Fund       Invests in guaranteed investment contracts
                                    with insurance companies and allows for
                                    excess cash to be invested in the Putnam
                                    Stable Value Fund.

                        THE CARBIDE/GRAPHITE GROUP, INC.
                             SAVINGS INVESTMENT PLAN
                    NOTES TO FINANCIAL STATEMENTS--Continued

     Investments greater than 5% of the net assets available for plan benefits as of the end of the Plan year (at market/contract value) are as follows:

     George Putnam Fund of Boston                                 $3,049,763
     Putnam Fund for Growth and Income                            10,193,612
     Putnam New Opportunities Fund                                 7,502,099
     Putnam Voyager Fund                                           5,891,144
     Aetna Life Insurance Company Guaranteed
      Investment Contract                                          3,630,610
     Aetna Life Insurance Company Guaranteed
      Investment Contract                                          5,823,955
     The Carbide/Graphite Group, Inc. Common Stock                 3,623,838


4.   Participant Loans

     Loans are available to all participants subject to provisions set forth in the Plan document. The loans bear interest at the prime rate in effect at the time of the borrowing and remain fixed for the term of the loan. Loan terms and repayment policies are designed to be in compliance with the requirements of Section 401(k) of the Internal Revenue Code.

     For the year ended December 31, 1997, new participant loans were made in the amount of $1,048,748 which were partially offset by principal and interest payments of $1,363,307.


5.   Tax Status

     The Plan is qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended, and the regulations issued thereunder, and the Plan is thereby tax-exempt within the meaning of Section 501(a) of the Internal Revenue Code.

                        THE CARBIDE/GRAPHITE GROUP, INC.
                            SAVINGS INVESTMENT PLAN
           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                               DECEMBER 31, 1997



                                                                                                                          (e)
   (a)  (b) Identity of Issue, Borrower,      (c) Description of investment including maturity date,          (d)        Market
              Lessor, or Similar Party              rate or interest, collateral, par or maturity value      Cost        Value
----------------------------------------------------------------------------------------------------------------------------------

         The Carbide/Graphite Group, Inc.      Loan Fund ,  Interest Rates 6.75 - 7.00%                  $ 2,178,463  $ 2,178,463

         Putnam Investments                    George Putnam Fund Of Boston, 169,620 shares                2,805,799    3,049,763

         Putnam Investments                    Putnam Fund for Growth & Income, 521,679 shares             9,604,215   10,193,612

         Putnam Investments                    Putnam Income Fund, 325,402 shares                          2,223,548    2,313,607

         Putnam Investments                    Putnam Voyager Fund, 309,246 shares                         5,283,862    5,891,144

         Putnam Investments                    Putnam Stable Value Fund, 10,000,929 shares                10,000,929   10,000,929

         Putnam Investments                    Putnam New Opportunities Fund, 154,206 shares               6,511,972    7,502,099

         Putnam Investments                    Putnam International Growth Fund, 119,525 shares            1,815,590    1,992,477

         The Carbide/Graphite Group, Inc.      Carbide/Graphite Common Stock,                              2,718,547    3,623,838
                                                 107,373 shares at $0.01 par value                      --------------------------
                                                                                         Total          $ 43,142,925  $46,745,932
                                                                                                        ==========================


                        THE CARBIDE/GRAPHITE GROUP, INC.
                            SAVINGS INVESTMENT PLAN
                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1997




                                                                    Number of      Purchase      Number of      Sales
Identity of Party      Description of Assets                        Purchases       Value          Sales       Proceeds
-----------------------------------------------------------------------------------------------------------------------------------

 Putnam Investments     George Putnam Fund of Boston                 77           $1,157,436(1)     83        $  989,311(1)

 Putnam Investments     Putnam Fund For Growth & Income             138            4,786,299(1)    140         3,752,259(1)

 Putnam Investments     Putnam Voyager Fund                          97            1,742,120(1)    131         1,513,932(1)

 Putnam Investments     Putnam Stable Value Fund                    193            6,605,180(1)    146         6,124,956(1)

 Putnam Investments     Putnam New Opportunities Fund               109            2,026,219(1)    127         1,487,812(1)

 Putnam Investments     Carbide/Graphite Common Stock               112            2,915,052(1)     54         1,181,205(1)




                                                                                   Current       Current
                                                                                  Value of      Value of
                                                                                  Assets on     Assets on
                                                                    Cost of      Acquisition    Disposal         Net
Identity of Party      Description of Assets                       Assets Sold      Date           Date       Gain/(Loss)
--------------------------------------------------------------------------------------------------------------------------


 Putnam Investments     George Putnam Fund of Boston              $  917,987    $ 1,157,436    $  989,311    $ 71,324

 Putnam Investments     Putnam Fund For Growth & Income            3,470,872      4,786,299     3,752,259     281,387

 Putnam Investments     Putnam Voyager Fund                        1,503,761      1,742,120     1,513,932      10,171

 Putnam Investments     Putnam Stable Value Fund                   6,124,956      6,605,180     6,124,956         -

 Putnam Investments     Putnam New Opportunities Fund              1,456,080      2,026,219     1,487,812      31,732

 Putnam Investments     Carbide/Graphite Common Stock                950,529      2,915,052     1,181,205     230,676






(1)  Represents a series of transactions.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized, on June 25, 1998.

                                             THE CARBIDE/GRAPHITE GROUP, INC.
                                                 SAVINGS INVESTMENT PLAN


                                             By:  /s/  Walter E. Damian
                                             --------------------------------
                                                  Walter E. Damian
                                                  Plan Adminstrator